Cascades Inc. 404 Marie-Victorin Blvd., Kingsey Falls (Québec) Canada J0A 1B0 Telephone: (819) 363-5100 Fax: (819) 363-5155 www.cascades.com • info@cascades.com

June 1, 2009

VIA EDGAR

United States

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Attention: Ms. Celia Blye, Chief

Office of Global Security Risk

Re: Cascades Inc.

Form 40-F for the Fiscal Year Ended December 31, 2008

Filed March 30, 2009

File No. 333-105024

Response Letter dated May 12, 2009

Dear Ms. Blye:

Set forth below are the responses of Cascades Inc. (“Cascades” or the “Company”) to the comments of the Staff ( the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Christian Dubé, Vice President and Chief Financial Officer, dated May 22, 28, 2009, relating to the Company’s Form 40-F for the fiscal year ended December 31, 2008 (the “Form 40-F”) filed March 30, 2009 and our response letter to the Commission, dated May 12, 2009. For ease of reference, the Company’s response is prefaced by the text of the comments in Staff’s letter.

General

1.               Please tell us the amount of sales you made in 2008 to the Canadian customer who resells products into the Caribbean.

Response:

Total sales in 2008 to the Canadian customer through Cascades’ recovery division, Cascades Recovery, a division of Cascades Canada Inc., (a non-U.S. subsidiary) were $305,329.82, representing less than .01% of Cascades’ total sales.

2.         We note April 1999 and February and April 1998 news articles reporting that your Boralex unit secured Cuban government approval to develop hydroelectric power stations in Cuba. We also note from current publicly available information that Boralex appears to have commercial activities in Cuba. Please describe your relationship to Boralex and tell us whether they have developed or have plans to develop power stations in Cuba or have any other contacts with the government of Cuba or Cuban companies.

Response:

Cascades owns a 34% equity interest in Boralex Inc.(“Boralex”). After due inquiry with representatives of Boralex on the comments of the Staff, Cascades is not aware of any current contacts Boralex may have with the government of Cuba or Cuban companies and has no knowledge of whether or not Boralex has developed or has plans to develop power stations in Cuba.

In connection with responding to your comments on our filings, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings; and

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/	Robert F. Hall

Robert F. Hall
Vice President, Legal Affairs and Corporate Secretary

cc:	John Reynolds, Securities and Exchange Commission
Jennifer Hardy, Securities and Exchange Commission